

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 10, 2016

Louis S. Fisi
Chief Executive Officer
Teraphysics Corporation
110 Alpha Park
Cleveland, OH 44143

> **Re: Teraphysics Corporation**
> **Offering Statement on Form 1-A**
> **Filed February 8, 2016**
> **File No. 024-10525**

Dear Mr. Fisi:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments.

We note that pages F-2, F-3, F-4 and F-5 are blank and that the audited financial statements do not include Balance Sheets, Statements of Cash Flows, Statements of Operations and Statements of Shareholders' Equity for the years ended December 31, 2014 and 2013.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Please contact Emily C. Drazan, Attorney-Advisor at (202) 551-3208 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Donald M. Battista
       Chief Business Strategy and Market Director